Exhibit 99.1

West Fraser Timber Co. Ltd.

Condensed Consolidated Balance Sheets

(in millions of United States dollars, except where indicated - unaudited)

	September 30 2021	Currency remeasurement December 31 2020	Currency remeasurement January 1 2020
Assets
Current assets
Cash and short-term investments	$2,105	$461	$12
Receivables	535	277	199
Income taxes receivable	21	8	104
Inventories (note 5)	938	578	561
Prepaid expenses	53	12	7

	3,652	1,336	883
Property, plant and equipment	3,599	1,657	1,648
Timber licences	372	372	380
Goodwill and other intangibles	2,366	591	594
Export duty deposits (note 14)	181	178	61
Other assets	40	35	20
Deferred income tax assets	10	9	8

	$10,220	$4,178	$3,594

Liabilities
Current liabilities
Cheques issued in excess of funds on deposit	$—	$—	$12
Operating loans (note 6)	—	—	288
Payables and accrued liabilities	864	389	305
Current portion of long-term debt (note 6)	—	7	7
Current portion of reforestation and decommissioning obligations	37	34	32
Income taxes payable	378	98	—

	1,279	528	644
Long-term debt (note 6)	499	500	500
Other liabilities (note 7)	326	408	350
Deferred income tax liabilities	686	264	195

	2,790	1,700	1,689

Shareholders’ Equity
Share capital (note 9)	3,442	481	480
Accumulated other comprehensive earnings	(252)	(240)	(272)
Retained earnings	4,240	2,237	1,697

	7,430	2,478	1,905

	$10,220	$4,178	$3,594

Number of Common shares and Class B Common shares outstanding at October 26, 2021 was 106,868,559.

West Fraser Timber Co. Ltd.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in millions of United States dollars, except where indicated - unaudited)

	Currency remeasurement July 1 to September 30		Currency remeasurement January 1 to September 30
	2021	2020	2021	2020
Share capital
Balance - beginning of period	$3,820	$480	$481	$480
Issuance of Common shares (note 9)	1	1	3,491	1
Repurchase of Common shares for cancellation (note 9)	(379)	—	(530)	—

Balance - end of period	$3,442	$481	$3,442	$481

Contributed surplus
Balance - beginning of period	$—	$—	$—	$—
Acquired equity-settled share option plan (note 3)	—	—	14	—
Equity-settled share option expense	—	—	1	—
Convert equity-settled share option plan to cash-settled (note 9)	—	—	(15)	—

Balance - end of period	$—	$—	$—	$—

Accumulated other comprehensive earnings
Balance - beginning of period	$(239)	$(339)	$(240)	$(272)
Translation loss on foreign operations	(13)	—	(12)	—
Translation effect on change in reporting currency	—	27	—	(40)

Balance - end of period	$(252)	$(312)	$(252)	$(312)

Retained earnings
Balance - beginning of period	$4,258	$1,672	$2,237	$1,697
Actuarial gain (loss) on post-retirement benefits, net of tax	60	18	145	(32)
Repurchase of Common shares for cancellation (note 9)	(517)	—	(691)	—
Earnings for the period	460	262	2,613	306
Dividends declared	(21)	(10)	(64)	(29)

Balance - end of period	$4,240	$1,942	$4,240	$1,942

Shareholders’ Equity	$7,430	$2,111	$7,430	$2,111

West Fraser Timber Co. Ltd.

Condensed Consolidated Statements of Earnings and Comprehensive Earnings

(in millions of United States dollars, except where indicated - unaudited)

	Currency remeasurement July 1 to September 30		Currency remeasurement January 1 to September 30
	2021	2020	2021	2020
Sales	$2,358	$1,268	$8,480	$3,079

Costs and expenses
Cost of products sold	1,213	628	3,487	1,873
Freight and other distribution costs	220	132	639	390
Export duties, net (note 14)	66	37	176	93
Amortization	147	50	431	149
Selling, general and administration	73	53	224	133
Equity-based compensation	9	2	28	5

	1,728	902	4,985	2,643

Operating earnings	630	366	3,495	436
Finance expense	(11)	(8)	(44)	(30)
Other (note 10)	5	(8)	9	(1)

Earnings before tax	624	350	3,460	405
Tax provision (note 11)	(164)	(88)	(847)	(99)

Earnings	$460	$262	$2,613	$306

Earnings per share(dollars) (note 12)
Basic	$4.20	$3.82	$23.79	$4.47
Diluted	$4.20	$3.82	$23.79	$4.47

Comprehensive earnings
Earnings	$460	$262	$2,613	$306
Other comprehensive earnings
Translation loss on foreign operations	(13)	—	(12)	—
Translation effect on change in reporting currency	—	27	—	(40)
Actuarial gain (loss) on post-retirement benefits, net of tax	60	18	145	(32)

Comprehensive earnings	$507	$307	$2,746	$234

West Fraser Timber Co. Ltd.

Condensed Consolidated Statements of Cash Flows

(in millions of United States dollars, except where indicated - unaudited)

	Currency remeasurement July 1 to September 30		Currency remeasurement January 1 to September 30
Cash provided by (used in)	2021	2020	2021	2020
Operating activities
Earnings	$460	$262	$2,613	$306
Adjustments
Amortization	147	50	431	149
Finance expense	11	8	44	30
Foreign exchange (gain) loss	—	3	2	(3)
Export duty deposits	—	(7)	—	(14)
Export duties payable	39	—	64	—
Post-retirement expense	23	17	65	54
Contributions to post-retirement benefit plans	(16)	(8)	(42)	(29)
Tax provision	164	88	847	99
Income taxes (paid) received	(277)	11	(775)	75
Reforestation and decommissioning obligations	(15)	(14)	(11)	(5)
Other	(29)	9	(29)	3
Changes in non-cash working capital
Receivables	239	(51)	(28)	(119)
Inventories	28	(20)	(21)	37
Prepaid expenses	8	3	(30)	(6)
Payables and accrued liabilities	132	114	132	115

	914	465	3,262	692

Financing activities
Repayment of long-term debt	—	—	(667)	—
Proceeds from (repayment of) operating loans	—	(269)	—	(280)
Financing fees paid	(1)	—	(4)	—
Make-whole premium paid (note 6)	—	—	(60)	—
Finance expense paid	(3)	(3)	(28)	(21)
Repurchase of Common shares for cancellation	(892)	—	(1,218)	—
Issuance of Common shares	—	—	7	—
Dividends paid	(24)	(10)	(54)	(30)
Other	(5)	(1)	(10)	(2)

	(925)	(283)	(2,034)	(333)

Investing activities
Acquired cash and short-term investments (note 3)	—	—	642	—
Additions to capital assets	(106)	(47)	(234)	(135)
Government assistance	—	—	3	1
Proceeds from disposal of capital assets	—	5	1	9
Other	1	—	1	1

	(105)	(42)	413	(124)

Change in cash	(116)	140	1,641	235
Foreign exchange effect on cash	(10)	1	3	(1)
Cash - beginning of period	2,231	93	461	—

Cash - end of period	$2,105	$234	$2,105	$234

West Fraser Timber Co. Ltd.

Notes to Condensed Consolidated Interim Financial Statements

(figures are in millions of United States dollars, except where indicated - unaudited)

1.	Nature of operations

West Fraser Timber Co. Ltd. (“West Fraser”, “the Company”, “we”, “us” or “our”) is a diversified wood products company with more than 60 facilities in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”), and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. Our executive office is located at 858 Beatty Street, Suite 501, Vancouver, British Columbia. West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in British Columbia, Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol WFG.

2.	Basis of presentation and statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board and use the same accounting policies and methods of their application as the December 31, 2020, audited annual consolidated financial statements, except for the change in functional and reporting currency and the business combination as discussed below. These condensed consolidated interim financial statements should be read in conjunction with our 2020 audited annual consolidated financial statements, which are presented in Canadian dollars.

These financial statements were authorized for issue by the Company’s Board of Directors on October 27, 2021.

Change in functional and reporting currency

Determination of functional currency may involve certain judgments to determine the primary economic environment. We reconsider the functional currency of our entities if there is a change in events and conditions which determine the primary economic environment. We have determined that as a result of the acquisition of Norbord Inc. (the “Acquisition”), the functional currency of our Canadian operations has changed from Canadian dollars (“CAD”) to United States dollars (“USD”). We considered a variety of factors when making this decision, the most significant being an increase in the level of sales made in U.S. dollars, a significant portion of operating expenses being incurred in U.S. dollars, and increased levels of U.S. dollar financing.

Concurrent with the change in functional currency, we also changed our reporting currency from Canadian dollars to U.S. dollars. This change in reporting currency is to better reflect our business activities, following the increased presence in the U.S. as a result of the Acquisition and in connection with the listing of West Fraser’s common shares on the NYSE on February 1, 2021.

A change in functional currency is applied prospectively and must be based on a change in economic facts, events and conditions. In contrast, a change in reporting currency requires retroactive restatement. Both changes have specific transition rules under IAS 21, The Effects of Changes in Foreign Exchange Rates.

As at and for the year ended December 31, 2020 and all prior periods, the functional and reporting currency of the Company was the Canadian dollar as described in our audited annual consolidated financial statements. The currency remeasurement of our results applied the IAS 21 transitional rules.

To prepare our December 31, 2020 and January 1, 2020 consolidated balance sheets, all assets and liabilities were translated into USD at the closing exchange rate on December 31, 2020 and December 31, 2019, as listed below. Equity items were retroactively restated at historical exchange rates to give effect to the change in reporting currency. The accounting policy used to translate the equity items prior to 2020 was to use the annual average exchange rate for each equity transaction that occurred in the year. For 2020, equity items were translated quarterly using the average exchange rate for each quarter.

To prepare our 2020 consolidated statement of earnings, all revenues and expenses were translated into USD at the average exchange rate for each quarter, with no adjustments to the measurement of or accounting for previously reported results. To prepare our 2020 consolidated statement of cash flow, all items were translated into USD at the average exchange rate for each quarter, with no adjustments to the measurement of or accounting for previously reported results.

The exchange rates used to reflect the change in reporting currency were as follows:

Canadian - USD exchange rate	Q1-20	Q2-20	Q3-20	Q4-20	Q4-19
Closing rate	0.7049	0.7338	0.7497	0.7854	0.7699
Average rate	0.7443	0.7221	0.7508	0.7676	n/a

Foreign currency translation effective from February 1, 2021

European operations

Assets and liabilities of foreign operations having a functional currency other than the USD are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in other comprehensive earnings.

North American operations

Foreign currency-denominated (non-U.S. currencies) monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported in other income or expense.

Foreign currency fluctuation effective from February 1, 2021

Our Canadian operations incur a portion of their operating expenses in Canadian dollars. Therefore, an increase in the value of the CAD relative to the USD increases the value of expenses in USD terms incurred by our Canadian operations, which reduces operating margin and the cash flow available to fund operations.

The impact on USD equivalent of net CAD revenues and expenses for a $0.01 change results in a pre-tax earnings adjustment of $18 million.

3.	Norbord acquisition

Business combinations are accounted for using the acquisition method. We measure goodwill at the acquisition date as the fair value of the consideration transferred less the fair value of the identifiable assets acquired and liabilities assumed. Customer lists acquired in a business combination that qualify for separate recognition are recognized as intangible assets at their fair value and amortized straight-line over 10 years. Transaction costs in connection with business combinations are expensed as incurred. The determination of the fair value of the assets acquired and liabilities assumed requires management to use estimates that contain uncertainty and critical judgments including the remaining estimated useful life of non-monetary assets. We have engaged a valuations expert to prepare the fair value for Norbord’s working capital, property, plant and equipment, and intangible assets. This work is expected to be complete by the end of the year.

On February 1, 2021, we acquired all of the outstanding shares of Norbord Inc. (“Norbord”). According to the terms of the Acquisition, Norbord shareholders received 0.675 of a West Fraser share for each Norbord share held. The result was the issuance of 54,484,188 Common shares of West Fraser at a price of US$63.90 per share (CAD$81.94 per share) for $3,482 million. The price per share was based on the West Fraser Common shares’ closing price as listed on the TSX on January 29, 2021, and a CAD/USD exchange rate of 0.7798.

Included in the Acquisition are five OSB mills in Canada, seven OSB mills in the U.S., one OSB mill, one MDF plant and two particleboard plants in the U.K., one OSB mill in Belgium, and their related corporate offices.

We have incorporated the North American operations of Norbord into our Panels segment and renamed that segment North America (“NA”) Engineered Wood Products (“EWP”). This segment includes the results from North American operations for OSB, plywood, MDF, and LVL. In addition, we have identified a Europe EWP segment, which includes the results from the U.K. and Belgium operations for OSB, MDF and particleboard. The EWP segments have been separated due to differences in the operating region, customer base, profit margins and sales volumes.

The Acquisition has been accounted for as an acquisition of a business in accordance with IFRS 3, Business Combinations. We have allocated the purchase price based on our preliminary estimated fair value of the assets acquired and the liabilities assumed as follows:

West Fraser purchase consideration:
Fair value of 54 million West Fraser shares issued	$3,482
Fair value of equity-based compensation instruments	24

$3,506

Preliminary fair value of net assets acquired:
Cash and short-term investments	$642
Accounts receivable	232
Inventories	339
Prepaid expenses	12
Property, plant and equipment	2,088
Timber	10
Other non-current assets	6
Other intangibles	17
Customer list intangible	470
Goodwill	1,326
Payables and accrued liabilities	(301)
Income tax payable	(152)
Current portion of reforestation and decommissioning obligations	(2)
Long-term debt	(720)
Other non-current liabilities	(36)
Deferred income tax liabilities	(425)

$3,506

Factors contributing to goodwill include the Norbord workforce, assets that are geographically complementary to our existing facilities and offer close access to large markets and timber baskets. The Acquisition also provides increased scale and geographic diversification of manufacturing and markets. The goodwill of $1,326 million is not deductible for tax purposes.

The following tables represent Norbord’s actual results included in our statement of earnings and the proforma results of operations for the nine months ended September 30, 2021. The proforma results assume the Acquisition occurred on January 1, 2021 and include purchase price accounting for the Acquisition.

Norbord results

($ millions except as otherwise indicated)
	Norbord results for February 1 to September 30, 2021[1]
Sales	3,324
Operating earnings	1,642	[2]
Earnings	1,217	[2]

1.	Represents the results of the Norbord operations since the acquisition date that are included in our results.
2.	Includes purchase price accounting impact of $93 million expense for the one-time inventory adjustment in cost of products sold.

Proforma January 1 to September 30, 2021 (“YTD-21”) results

($ millions except as otherwise indicated)
	West Fraser Actual Results YTD-21		Norbord Proforma Results[1] Jan-21	West Fraser Proforma Results[1] YTD-21
Sales	8,480		277	8,757
Operating earnings	3,495	[2]	115	3,610	[2]
Earnings	2,613	[2]	86	2,699	[2]

1.

These proforma results have been provided as required per IFRS 3 - Business Combinations. West Fraser proforma YTD-21 presents West Fraser’s results as if the Acquisition was completed on January 1, 2021.

2.	Includes purchase price accounting impact of $93 million expense for the one-time inventory adjustment in cost of products sold.

Balances that required significant fair value adjustments for purchase price accounting included inventory, property, plant and equipment, timber, and customer list intangibles. The resulting goodwill and deferred income tax liabilities were also significant.

Acquisition costs of $17 million have been expensed in selling, general and administration.

4.	Seasonality of operations

Our operating results are subject to seasonal fluctuations that may impact quarter-to-quarter comparisons. Consequently, interim operating results may not proportionately reflect operating results for a full year.

Market demand varies seasonally, as homebuilding activity and repair-and-remodelling work are generally stronger in the spring and summer months. Extreme weather conditions, including wildfires in Western Canada and hurricanes in the U.S. South, may periodically affect operations, including logging, manufacturing and transportation. Log inventory is typically built up in the Northern regions of North America and Europe during the winter to sustain our lumber and EWP production during the second quarter when logging is curtailed due to wet and inaccessible land conditions. This inventory is generally consumed in the spring and summer months.

5.	Inventories

Inventories at September 30, 2021 were subject to a valuation reserve of $16 million (June 30, 2021 - nil; December 31, 2020 - $2 million; September 30, 2020 - $2 million; January 1, 2020 - $30 million) to reflect net realizable value being lower than cost.

	September 30, 2021	Currency remeasurement December 31, 2020	Currency remeasurement January 1, 2020
Manufactured products	$428	$270	$262
Logs and other raw materials	302	189	174
Processing materials and supplies	208	119	125

	$938	$578	$561

6.	Operating loans and long-term debt

Operating loans

During the quarter, our $686 million (CAD$850 million) and $450 million revolving credit facilities were combined into a single $1 billion committed revolving credit facility with a five-year term. There were no other significant changes to the terms or conditions of the credit facilities.

As at September 30, 2021, our revolving lines of credit consist of a $1 billion committed revolving credit facility which matures July 2026, a $25 million demand line of credit dedicated to our U.S. operations and a $6 million (CAD$8 million) demand line of credit dedicated to our jointly-owned newsprint operation.

At September 30, 2021, our revolving credit facilities were undrawn and the associated deferred financing costs of $1 million were recorded in other assets.

Interest on the facilities is payable at floating rates based on Prime, Base Rate Advances, Bankers’ Acceptances or LIBOR Advances at our option.

In addition, we have credit facilities totalling $138 million dedicated to letters of credit, of which $94 million (CAD$120 million) is committed to our Canadian operations. On September 30, 2021, our letter of credit facilities supported $64 million open letters of credit.

All debt is unsecured except the $6 million (CAD$8 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.

Long-term debt

	September 30, 2021	Currency remeasurement December 31, 2020	Currency remeasurement January 1, 2020
Senior notes due October 2024; interest at 4.35%	$300	$300	$300
Term loan due August 2024; floating interest rate	200	200	200
Note payable due March 2021; interest at 2%	—	7	7
Notes payable	1	2	3

	501	509	510
Less: deferred financing costs	(2)	(2)	(3)
Less: current portion	—	(7)	(7)

	$499	$500	$500

As part of the Acquisition, we assumed Norbord’s $315 million senior notes due April 2023 (the “2023 Notes”), bearing interest at 6.25% and $350 million senior notes due July 2027 (the “2027 Notes”), bearing interest at 5.75%. The purchase price fair value adjustment resulted in an increase of $55 million for these notes.

On March 2, 2021, we made a mandatory change of control offer for 2023 Notes and 2027 Notes, which expired on April 1, 2021. As a result of the change of control offer, $1 million of the 2023 Notes and $1 million of the 2027 Notes were redeemed and were repaid in the second quarter of 2021. On April 6, 2021, we elected to redeem the remaining 2027 Notes, which redemption occurred on May 6, 2021. On May 6, 2021, we elected to redeem the remaining 2023 Notes, which redemption occurred on June 7, 2021. After the completion of the redemptions of the 2023 Notes and the 2027 Notes, the principal value of long-term debt was reduced by $665 million from the date of the Acquisition. An additional make-whole premium of $60 million was paid on redemption resulting in a $5 million loss on settlement of the debt recorded within finance expense as the carrying value of $720 million was derecognized.

The fair value of the long-term debt at September 30, 2021, was $519 million (December 31, 2020 - $524 million) based on rates available to us at the balance sheet date for long-term debt with similar terms and remaining maturities.

Interest rate swap contracts

At September 30, 2021, the Company had interest rate swap contracts to pay fixed interest rates (weighted average interest rate of 1.14%) and receive variable interest rates equal to 3-month LIBOR on $200 million notional principal amount of indebtedness. These agreements terminate in August 2024.

The agreements are accounted for as a derivative, and the gain or loss related to changes in the fair value is included in other income. For the nine months ended September 30, 2021, a $3 million gain was recorded.

7.	Other liabilities

	September 30, 2021	Currency remeasurement December 31, 2020	Currency remeasurement January 1, 2020
Post-retirement (note 8)	$146	$295	$242
Long-term portion of reforestation	51	58	57
Long-term portion of decommissioning	22	25	24
Export duties payable (note 14)	64	—	—
Other	43	30	27

	$326	$408	$350

8.	Post-retirement benefits

We maintain defined benefit and defined contribution pension plans covering a majority of our employees. The defined benefit plans generally do not require employee contributions and provide a guaranteed level of pension payable for life, based either on length of service or on earnings and length of service, and in most cases do not increase after the commencement of retirement. We also provide group life insurance, medical and extended health benefits to certain employee groups.

The status of the defined benefit pension plans and other retirement benefit plans, in aggregate, is as follows:

	September 30, 2021	Currency remeasurement December 31, 2020	Currency remeasurement January 1, 2020
Projected benefit obligations	$(1,527)	$(1,471)	$(1,305)
Fair value of plan assets	1,390	1,181	1,067

	$(137)	$(290)	$(238)
Represented by
Post-retirement assets	$9	$5	$4
Post-retirement liabilities	(146)	(295)	(242)

	$(137)	$(290)	$(238)

The significant actuarial assumptions used to determine our balance sheet date post-retirement assets and liabilities are as follows:

	September 30, 2021	June 30, 2021	December 31, 2020
Discount rate	3.22%	3.00%	2.69%
Future compensation rate increase	3.61%	3.62%	3.65%

The actuarial gain on post-retirement benefits, included in other comprehensive earnings, is as follows:

	July 1 to September 30		January 1 to September 30
		Currency remeasurement		Currency remeasurement
	2021	2020	2021	2020
Actuarial gain (loss)	$80	$24	$194	$(42)
Tax (provision) recovery	(20)	(6)	(49)	10

	$60	$18	$145	$(32)

9.	Share Capital

Authorized

400,000,000 Common shares, without par value

20,000,000 Class B Common shares, without par value

10,000,000 Preferred shares, issuable in series, without par value

Issued

	September 30, 2021		December 31, 2020
	Number	Amount	Number	Currency remeasurement Amount
Common	104,809,065	$3,442	66,397,144	$481
Class B Common	2,281,478	—	2,281,478	—

Total Common	107,090,543	$3,442	68,678,622	$481

As part of the Acquisition, we issued 54,484,188 of West Fraser Common shares at a price of US$63.90 per share (CAD$81.94 per share) for $3,482 million. The price per share is based on the West Fraser Common shares’ closing price as listed on the TSX on January 29, 2021, and a CAD/USD exchange rate of 0.7798.

For the nine months ended September 30, 2021, we issued 129,429 Common shares of the Company under our share option plans and 2,946 under our employee share purchase plan.

On April 20, 2021, our board of directors approved a change to the assumed Norbord option plans (“Assumed Option Plans”) to allow holders the right to elect to receive a cash payment in lieu of exercising an option to purchase Common shares. The change required us to fair value the Assumed Option Plans on April 20, 2021 and convert from equity-based accounting to cash-settled accounting for the Assumed Option Plans. Cash-settled accounting is consistent with the West Fraser option plan. Any changes in fair value from April 20, 2021, onwards will result in an expense or recovery over the vesting period in the same manner as the rest of our Plans. This change to the Assumed Option Plans did not in any way affect the value of the instruments to the holders.

On February 17, 2021, we renewed our normal course issuer bid (“NCIB”) allowing us to acquire an additional 6,044,000 Common shares for cancellation until the expiry of the bid on February 16, 2022. This represents approximately 5% of the Company’s issued and outstanding Common shares. On June 11, 2021, we amended our NCIB, allowing us to acquire an additional 3,538,470 Common shares for an aggregate of 9,582,470 Common shares, representing 10% of the Company’s issued and outstanding Common shares as at February 8, 2021.

For the nine months ended September 30, 2021, we have repurchased 5,895,364 Common shares at an average price of US$72.77 (CAD$90.24) per share under this NCIB.

Substantial Issuer Bid

On July 12, 2021, we commenced a substantial issuer bid (“SIB”) under which the Company offered to purchase from shareholders for cancellation up to CAD$1.0 billion of Common shares. The SIB was made by way of a “modified Dutch auction” procedure with a tender price range from CAD$85.00 to CAD$98.00 per share. For the duration of the SIB, we suspended share repurchases under our current NCIB, but resumed after the expiration of the SIB.

We have repurchased 10,309,278 Common shares at a price of CAD$97.00 (US$76.84) per share for an aggregate purchase price of CAD$1.0 billion (US$792 million) under the SIB. The Common shares purchased represent approximately 8.7% of the total number of West Fraser’s issued and outstanding Commons shares and Class B Common shares at the time the SIB was announced in early July 2021.

Total Common shares repurchased under both the NCIB and SIB as of September 30, 2021, were 16,204,642, representing approximately 13% of the issued and outstanding Common shares following the Acquisition.

10.	Other

	July 1 to September 30		January 1 to September 30
	2021	Currency remeasurement 2020	2021	Currency remeasurement 2020
Foreign exchange (loss) gain	$—	$(2)	$(2)	$1
Other	5	(6)	11	(2)

	$5	$(8)	$9	$(1)

11.	Tax provision

The tax provision differs from the amount that would have resulted from applying the British Columbia statutory income tax rate to earnings before tax as follows:

	July 1 to September 30		January 1 to September 30
	2021	Currency remeasurement 2020	2021	Currency remeasurement 2020
Income tax expense at statutory rate of 27%	$(168)	$(95)	$(934)	$(110)
Rate differential between jurisdictions	24	11	109	13
Non-taxable amounts	(6)	(4)	(8)	(2)
Other	(14)	—	(14)	—

	$(164)	$(88)	$(847)	$(99)

12.	Earnings per share

Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding.

Diluted earnings per share is calculated based on earnings available to Common shareholders adjusted to remove the cash-settled share option expense (recovery) charged to earnings and after deducting a notional charge for cash-settled share options assuming the use of the equity-settled method, as set out below. The diluted weighted average number of shares is calculated using the treasury stock method. When earnings available to Common shareholders for diluted earnings per share are greater than earnings available to Common shareholders for basic earnings per share, the calculation is anti-dilutive and diluted earnings per share are deemed to be the same as basic earnings per share.

	July 1 to September 30		January 1 to September 30
	2021	Currency remeasurement 2020	2021	Currency remeasurement 2020
Earnings
Basic	$460	$262	$2,613	$306
Cash-settled share option expense	19	9	35	5
Equity-settled share option adjustment	(1)	—	(5)	(2)

Diluted	$478	$271	$2,643	$309

Weighted average number of shares (thousands)
Basic	109,652	68,674	109,862	68,670
Share options	404	301	551	154

Diluted	110,056	68,975	110,413	68,824

Earnings per share (dollars)
Basic	$4.20	$3.82	$23.79	$4.47
Diluted	$4.20	$3.82	$23.79	$4.47

13.	Segmented information

	Lumber	NA EWP	Pulp & Paper	Europe EWP	Other	Total
July 1, 2021 to September 30, 2021
Sales
To external customers	$859	$1,075	$175	$249	$—	$2,358
To other segments	24	2	—	—	(26)	—

	$883	$1,077	$175	$249	$(26)	$2,358

Cost of products sold	(586)	(375)	(140)	(138)	26	(1,213)
Freight and other distribution costs	(102)	(70)	(34)	(14)	—	(220)
Export duties, net	(66)	—	—	—	—	(66)
Amortization	(41)	(73)	(8)	(23)	(2)	(147)
Selling, general and administration	(36)	(20)	(8)	(7)	(2)	(73)
Equity-based compensation	—	—	—	—	(9)	(9)

Operating earnings	$52	$539	$(15)	$67	$(13)	$630
Finance expense, net	(8)	(1)	(2)	1	(1)	(11)
Other	7	4	1	—	(7)	5

Earnings before tax	$51	$542	$(16)	$68	$(21)	$624

Currency remeasurement
July 1, 2020 to September 30, 2020
Sales
To external customers	$972	$130	$166	$—	$—	$1,268
To other segments	27	2	—	—	(29)	—

	$999	$132	$166	$—	$(29)	$1,268

Cost of products sold	(459)	(77)	(121)	—	29	(628)
Freight and other distribution costs	(89)	(11)	(32)	—	—	(132)
Export duties, net	(37)	—	—	—	—	(37)
Amortization	(37)	(3)	(8)	—	(2)	(50)
Selling, general and administration	(36)	(6)	(9)	—	(2)	(53)
Equity-based compensation	—	—	—	—	(2)	(2)

Operating earnings	$341	$35	$(4)	$—	$(6)	$366
Finance expense, net	(6)	(1)	(1)	—	—	(8)
Other	(3)	1	(6)	—	—	(8)

Earnings before tax	$332	$35	$(11)	$—	$(6)	$350

	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
January 1, 2021 to September 30, 2021
Sales
To external customers	$3,942	$3,431	$568	$539	$—	$8,480
To other segments	80	8	—	—	(88)	—

	$4,022	$3,439	$568	$539	$(88)	$8,480

Cost of products sold	(1,695)	(1,123)	(409)	(348)	88	(3,487)
Freight and other distribution costs	(311)	(190)	(104)	(34)	—	(639)
Export duties, net	(176)	—	—	—	—	(176)
Amortization	(119)	(216)	(25)	(64)	(7)	(431)
Selling, general and administration	(107)	(55)	(26)	(17)	(19)	(224)
Equity-based compensation	—	—	—	—	(28)	(28)

Operating earnings	$1,614	$1,855	$4	$76	$(54)	$3,495
Finance expense, net	(18)	(3)	(5)	—	(18)	(44)
Other	4	4	4	—	(3)	9

Earnings before tax	$1,600	$1,856	$3	$76	$(75)	$3,460

Currency remeasurement
January 1, 2020 to September 30, 2020
Sales
To external customers	$2,272	$318	$489	$—	$—	$3,079
To other segments	74	5	—	—	(79)	—

	$2,346	$323	$489	$—	$(79)	$3,079

Cost of products sold	(1,384)	(217)	(351)	—	79	(1,873)
Freight and other distribution costs	(264)	(31)	(95)	—	—	(390)
Export duties, net	(93)	—	—	—	—	(93)
Amortization	(111)	(9)	(23)	—	(6)	(149)
Selling, general and administration	(91)	(16)	(24)	—	(2)	(133)
Equity-based compensation	—	—	—	—	(5)	(5)

Operating earnings	$403	$50	$(4)	$—	$(13)	$436
Finance expense, net	(23)	(3)	(4)	—	—	(30)
Other	6	6	(5)	—	(8)	(1)

Earnings before tax	$386	$53	$(13)	$—	$(21)	$405

The geographic distribution of external sales is as follows1:

	July 1 to September 30		January 1 to September 30
	2021	Currency remeasurement 2020	2021	Currency remeasurement 2020
Canada	$352	$256	$1,388	$589
U.S.	1,557	851	5,919	1,978
China	104	122	358	361
Other Asia	95	35	261	136
Europe[2]	248	4	549	13
Other	2	—	5	2

	$2,358	$1,268	$8,480	$3,079

1.	Sales distribution is based on the location of product delivery.
2.	Includes sales to the U.K.

14.	Countervailing and antidumping duty dispute

Additional details can be found in Note 25 - Countervailing (“CVD”) and antidumping (“ADD”) duty dispute of our 2020 annual audited consolidated financial statements.

Accounting policy for duties

The CVD and ADD rates apply retroactively for each Period of Investigation (“POI”). We record CVD as export duty expense at the cash deposit rate until an Administrative Review (“AR”) finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and the same calculation methodology as the United States Department of Commerce (“USDOC”) and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cash deposits and export duty expense is recorded on our balance sheet as export duty deposits or other liabilities as applicable, along with any true-up adjustments to finalized rates.

The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable and interest expense on our duty deposits payable based on this rate.

Developments in CVD and ADD rates

On April 24, 2017, the USDOC issued its preliminary determination in the CVD investigation, and on June 26, 2017, the USDOC issued its preliminary determination in the ADD investigation. On December 4, 2017, the duty rates were revised. On November 24, 2020, the USDOC finalized these rates based on its first AR of the first POI as listed below. The USDOC will continue to revise rates as it finalizes each AR POI.

Effective November 30, 2020 for ADD and December 1, 2020 for CVD, shipments from Canada to the U.S. were subject to the new cash deposit rate of 7.57% for CVD and 1.40% for ADD. The cash deposit rate will change each time the USDOC finalizes a new duty rate for each AR POI.

On May 20, 2021, the USDOC released the preliminary results from AR2 covering the 2019 calendar year, which indicated a rate of 4.80% for CVD and 6.58% for ADD for West Fraser. The duty rates are subject to an appeal process, and we will record an adjustment once the rates are finalized. If the AR2 rates were to be confirmed, it would result in a USD recovery of $54 million for the POI covered by AR2. This adjustment would be in addition to the amounts already recorded on our balance sheet. If these rates are finalized, our combined cash deposit rate would be revised to 11.38%.

AR3, covering the 2020 calendar year, commenced in April 2021. Preliminary results are expected January 28, 2022 and final determination in August of 2022.

The respective Cash Deposit Rates, the AR POI Final Rate, and the West Fraser Estimated ADD rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate	AR POI Final Rate
AR1 POI
April 28, 2017 - August 24, 2017[1]	24.12%	6.76%[3]
August 25, 2017 - December 27, 2017[1]	—	—
December 28, 2017 - December 31, 2017[2]	17.99%	6.76%[3]
January 1, 2018 - December 31, 2018	17.99%	7.57%[3]
AR2 POI
January 1, 2019 - December 31, 2019	17.99%	n/a	[5]
AR3 POI
January 1, 2020 - November 30, 2020	17.99%	n/a	[6]
December 1, 2020 - December 31, 2020[4]	7.57%	n/a	[6]
AR4 POI
January 1, 2021 - September 30, 2021	7.57%	n/a	[7]

1.

On April 24, 2017, the USDOC issued its preliminary rate in the CVD investigation. The requirement that we make cash deposits for CVD was suspended on August 24, 2017, until the USDOC published the revised rate.

2.	On December 4, 2017, the USDOC revised our CVD Cash Deposit Rate effective December 28, 2017.
3.	On February 3, 2020, the USDOC issued a preliminary CVD rate and, on November 24, 2020, a final CVD rate for the AR1 POI. This table only reflects the final rate.
4.	Effective December 1, 2020, shipments from Canada to the U.S. were subject to the new Cash Deposit rate of 7.57% for CVD.
5.

On May 20, 2021 the USDOC announced the CVD preliminary rate of 4.80% for AR2. The duty rates are subject to an appeal process, and we will record an adjustment once the rates are finalized in the fourth quarter of 2021.

6.	The CVD rate for the AR3 POI will be adjusted when AR3 is complete and the USDOC finalizes the rate, which is not expected until 2022.
7.	The CVD rate for the AR4 POI will be adjusted when AR4 is complete and the USDOC finalizes the rate, which is not expected until 2023.

Effective dates for ADD	Cash Deposit Rate	AR POI Final Rate		West Fraser Estimated Rate
AR1 POI
June 30, 2017 - December 3, 2017[1]	6.76%	1.40%[3]		1.46%
December 4, 2017 - December 31, 2017[2]	5.57%	1.40%[3]		1.46%
January 1, 2018 - December 31, 2018	5.57%	1.40%[3]		1.46%
AR2 POI
January 1, 2019 - December 31, 2019	5.57%	n/a	[5]	4.65%
AR3 POI
January 1, 2020 - November 29, 2020	5.57%	n/a	[6]	3.40%
November 30, 2020 - December 31, 2020[4]	1.40%	n/a	[6]	3.40%
AR4 POI
January 1, 2021- September 30, 2021	1.40%	n/a	[7]	7.20%

1.	On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2.	On December 4, 2017, the USDOC revised our ADD Cash Deposit Rate effective December 4, 2017.
3.	On February 3, 2020, the USDOC issued a preliminary ADD rate and, on November 24, 2020, a final CVD rate for the AR1 POI. This table only reflects the final rate.
4.	Effective November 30, 2020, shipments from Canada to the U.S. were subject to the new Cash Deposit Rate of 1.40% for ADD.
5.

On May 20, 2021, the USDOC announced the ADD preliminary rate of 6.58% for AR2. The duty rates are subject to an appeal process, and we will record an adjustment once the rates are finalized in the fourth quarter of 2021.

6.	The ADD rate for the AR3 POI will be adjusted when AR3 is complete and the USDOC finalizes the rate, which is not expected until 2022.
7.	The ADD rate for the AR4 POI will be adjusted when AR4 is complete and the USDOC finalizes the rate, which is not expected until 2023.

Impact on earnings

The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement.

	July 1 to September 30		January 1 to September 30
		Currency remeasurement		Currency remeasurement
	2021	2020	2021	2020
Cash deposits[1]	$(27)	$(44)	$(112)	$(107)
Adjust to West Fraser Estimated ADD rate[2]	(39)	7	(64)	14

Export duties, net [3]	$(66)	$(37)	$(176)	$(93)

1.	Represents combined CVD and ADD cash deposit rate of 8.97% for Q1, Q2 and Q3 of 2021, and 23.56% for Q1, Q2 and Q3 of 2020.
2.	Represents adjustment to West Fraser Estimated ADD year to date rate of 7.20% at the end of Q3-21, 4.09% at the end of Q2-21, and 1.85% at the end of Q3-20.
3.	The total represents the combined CVD cash deposit rate and West Fraser Estimated ADD year to date rate of 14.77% at the end of Q3-21, 11.66% at the end of Q2-21, and 19.84% at the end of Q3-20.

Impact on the balance sheet

Each POI is subject to independent administrative review by the USDOC, and the results of each POI may not be offset.

Export duty deposits receivable is represented by:

Export duty deposits	January 1 to September 30 2021	Currency remeasurement January 1 to December 31 2020
Beginning balance	$178	$61
Export duties receivable related to AR1, AR2, and AR3	—	104
Interest recognized on the long-term duty deposits receivable	3	13

Ending balance	$181	$178

For AR4, we have recorded a long-term duty payable related to ADD for the difference between the 1.40% Cash Deposit Rate and our West Fraser Estimated Rate of 7.20%.

Export duties payable is represented by:

Export duties payable (note 7)	January 1 to September 30 2021
Beginning balance	$—
Export duties payable related to AR4	(64)

Ending balance	$(64)

As at September 30, 2021, export duties paid and payable on deposit with the USDOC are $641 million.

AR2, AR3 and AR4

During the second quarter of 2021, the USDOC issued the preliminary duty rates for AR2 (POI January 1 to December 31, 2019) and these rates are expected to be finalized in the fourth quarter of 2021. AR3 (POI January 1 to December 31, 2020) commenced in April 2021, and the rates are expected to be finalized in August 2022. AR4 (POI January 1 to December 31, 2021) is expected to commence in 2022 with the results finalized in 2023. We have been selected as a mandatory respondent for AR3, which will result in West Fraser continuing to be subject to a company-specific rate.

Appeals

Our 2020 annual MD&A included in our 2020 Annual Report includes details on Softwood Lumber Dispute appeals.

Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.

15.	Subsequent Events

On October 12, 2021, we announced that we entered into an agreement to acquire the Angelina Forest Products lumber mill located in Lufkin, Texas for approximately $300 million, subject to certain post-closing adjustments. The transaction is anticipated to close following successful completion of U.S. regulatory reviews and satisfaction of customary conditions.

On October 26, 2021, we announced that we entered into an agreement to acquire Georgia-Pacific’s OSB mill located near Allendale, South Carolina for approximately $280 million. The transaction is anticipated to close following successful completion of U.S. regulatory reviews and satisfaction of customary conditions.